

AA 9/23/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-27394 |



SEC MAIL RECEIVED PROCESSING
AUG 2 9 2003
WASH. D.C.
152


**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT INVESTMENT SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 North Moore Street, Suite M1E
(No. and Street)

Arlington, VA 22209-1903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Meg Goodman (301) 652-1616 ext. 2268
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive, McLean, VA 22102
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Meg Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAMELA SUANNE NORMAN
NOTARY PUBLIC
ANNE ARUNDEL CO., MD


PAMELA SUANNE NORMAN
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 1, 2007

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GIT INVESTMENT SERVICES, INC.

Statement of Financial Condition

Year ended June 30, 2003 with Report of Independent Auditors

0308-0460622-MCL

GIT Investment Services, Inc.

Statement of Financial Condition

Year ended June 30, 2003

## Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

# Report of Independent Auditors

Board of Directors
GIT Investment Services, Inc.

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. as of June 30, 2003. This statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GIT Investment Services, Inc. at June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

August 22, 2003

# GIT Investment Services, Inc.

## Statement of Financial Condition

June 30, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents: | |
| Bank deposits with affiliate | $ 10,285 |
| Money market fund shares | 391,237 |
| Total cash and cash equivalents | 401,522 |
| | |
| Deposits with clearing broker | 50,000 |
| Prepaid pension cost | 23,419 |
| Accounts receivable | 14,662 |
| Other assets | 5,833 |
| Total assets | $ 495,436 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Due to clearing broker | $ 6,284 |
| Due to affiliate | 11,721 |
| Total liabilities | 18,005 |
| | |
| Stockholder's equity: | |
| Common stock, $1 par value, 50,000 shares authorized, 26,880 shares issued and outstanding | 26,880 |
| Paid-in capital in excess of par | 241,920 |
| Retained earnings | 208,631 |
| Total stockholder's equity | 477,431 |
| Total liabilities and stockholder's equity | $ 495,436 |

*See accompanying notes.*

GIT Investment Services, Inc.

Notes to Statement of Financial Condition

June 30, 2003

**1. Organization**

GIT Investment Services, Inc. (the Corporation) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Corporation provides security brokerage services primarily to individual investors. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Arlington, Virginia, and is a wholly owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB (Presidential).

**2. Significant Accounting Policies**

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2003, the Corporation had an investment of approximately $391,000 in the form of money market fund shares in the Federated Prime Cash Series.

**Commissions and Fees**

The Corporation earns commissions from the brokerage of security transactions on behalf of its customers and certain fees from bank deposit brokerage activities. The Corporation records commissions and related expenses from brokerage transactions and revenues from deposit fees, when commissions and service fees are earned. Commissions and related expenses on securities transactions are recognized on a trade-date basis.

**Web Site Development Costs**

The Company accounts for costs incurred in developing its Web sites or other internal use software systems in accordance with the provisions of the American Institute of Certified Public Accountants SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. For the year ended June 30, 2003, the Company capitalized approximately $7,000 related to internal use software systems.

**2. Significant Accounting Policies (continued)**

These costs are being amortized over the estimated useful life of the software, or one year.

**Impairment of Long-Lived Assets**

The Company evaluates impairment of its long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No 144 (SFAS 144), *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.* Under SFAS 144, the Company is required to assess potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of June 30, 2003, management has determined that no impairment to its long-lived assets exists.

**3. Clearing Agreement**

The Corporation acts as an introducing broker in the execution of security transactions on behalf of its customers. Under an agreement (the Agreement) with Fiserv Securities, Inc. (Fiserv), the cash and margin brokerage accounts of the Corporation's customers are carried by Fiserv on a fully disclosed basis. The clearing agreement also provides that Fiserv shall perform certain other services relating to clearing and maintaining customer accounts.

Pursuant to the Agreement, the Corporation is required to maintain a minimum $50,000 deposit, to secure obligations related to the execution of securities transactions. The Agreement may be terminated by either party upon 60 days' prior written notice.

**4. Income Taxes**

The Corporation is an S corporation for tax purposes as defined in Subchapter S of the Internal Revenue Code. Generally an S corporation is not subject to income taxes but rather items of income, gains, losses, deductions and credits pass through to the corporation's stockholders in determining their individual tax liabilities. Accordingly, the Corporation has no provision for income taxes.

**5. Related Party Transactions**

As discussed in Note 1, the Corporation operates as part of a controlled group of related companies. The Corporation shares certain facilities and personnel with Presidential Bank and BFCC. Under an agreement between BFCC and the Corporation, BFCC also provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others. The amounts paid by the Corporation to Presidential Bank for shared facilities include any direct costs incurred by the Corporation plus an allocable portion of rent, utilities and other related costs incurred by Presidential Bank as a result of the joint occupancy, plus an amount equal to 15% of the total of all direct and allocable costs. The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Corporation, plus a fee of 4% of all direct and allocated expenses. Because of the affiliation between the Corporation, BFCC and Presidential Bank, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties. However, pursuant to applicable banking regulations, Presidential's board of directors has made a good faith determination that Presidential's arrangements for sharing facilities with the Corporation are consistent with those that would apply to unaffiliated entities.

For the year ended June 30, 2003, the Company incurred reimbursable expenses paid by BFCC of approximately $275,000. Reimbursements by the Company to BFCC during this period totaled, $296,000, including a 4% administration fee paid to BFCC in addition to reimbursements of actual Company expenses paid by BFCC.

Under the arrangement to share facilities with Presidential Bank, the Corporation expects to make payments through the duration of Presidential's current facility lease through October 2008. Expected future minimum payments to Presidential for the years ending June 30 approximate the following: 2004, $18,400: 2005, $19,000: 2006, $19,500: 2007, $20,000: 2008, $20,500: 2009, $6,900. However, the Corporation's agreement to share facilities with Presidential and to make the foregoing payments is cancelable by either party upon 30 days' written notice to the other party.

At June 30, 2003, the Corporation had $10,285 on deposit with Presidential Bank, a federally insured depository institution. Interest income earned on these deposits was $71 for the year ended June 30, 2003.

### 6. Pension Plan

Substantially all full-time employees of the Corporation are eligible to participate in the BFCC Employee Retirement Plan (the Plan). Under the Plan, the Corporation makes contributions of 4% of compensation up to the social security wage base and 8% of any wages over the social security wage base up to $100,000 per year. Employees vest in contributions made by the Corporation after three years. Substantially all full-time employees of the Corporation are also eligible to participate in the BFCC 401(k) Plan. Employees may contribute to this plan and the corporation makes matching contributions of up to 4% of annual contributions. Employees vest in contributions made by the Corporation after two years of employment. Forfeitures of matching contributions made by the Corporation are eligible for refund or offset against future matching contributions of the Corporation, five years from the date of forfeiture. At June 30, 2003, approximately $23,000 of past forfeitures are available to the Corporation for offset against the payment of future matching contributions. Such amounts have been recorded as a prepaid asset in the accompanying statement of financial condition.

### 7. Regulatory Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule, as amended (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2003, the Corporation had net capital of $424,691 which was $174,691 in excess of its required net capital of $250,000 and a ratio of aggregate indebtedness to net capital of 0.04 to 1.

The Corporation is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, to maintain a special reserve bank account, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

The Corporation has no liabilities which are subordinated to claims of general creditors.

The Corporation does not receive payment for order flow.